Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street   |   Palo Alto, CA 94304-1115   |   tel 650.233.4500   |   fax 650.233.4545

Davina K. Kaile

tel: +1.650.233.4564

dkaile@pillsburylaw.com

VIA EDGAR

March 29, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Erin Jaskot, Esq., Branch Chief

Katherine Bagley, Esq., Staff Attorney

Patrick Kuhn, Staff Accountant

Doug Jones, Staff Accountant

Re:	1stdibs.com, Inc.

Draft Registration Statement on Form S-1

Submitted February 12, 2021

CIK No. 0001600641

Ladies and Gentlemen:

On behalf of 1stdibs.com, Inc. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated March 12, 2021 (the “Comment Letter”), relating to the Registrant’s Draft Registration Statement on Form S-1, confidentially submitted on February 12, 2021 (the “Draft Registration Statement”).

The Registrant is concurrently confidentially submitting an amended Draft Registration Statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. A copy of the Amended DRS marked to show all changes from the Draft Registration Statement is being provided supplementally with a copy of this letter for the convenience of the Staff.

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated

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into this response letter in italics. Page references in the text of the Registrant’s responses correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1 Submitted February 12, 2021

Prospectus Summary

Company Overview, page 1

1.	Please disclose the measure by which you are the “leading” online marketplace for luxury design products.

Response:     The Registrant acknowledges the Staff’s comment and has revised the disclosure under “Prospectus Summary – Company Overview,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Company Overview,” “Business – Company Overview,” and in Note 1 to the Notes to the Consolidated Financial Statements to state that the Registrant is “one of the world’s leading online marketplaces for luxury design products, connecting design lovers with many of the best sellers and makers of vintage, antique, and contemporary furniture….” rather than “the world’s leading online marketplace…..” The Registrant supplementally notes that the phrase “…leading online marketplace for luxury design products…” is intended to be qualified by the reference to “connecting design lovers with sellers and makers of vintage, antique, and contemporary furniture, home décor, jewelry, watches, art, and fashion.”

2.

We note your references to “on-platform GMV” throughout your filing. Please amend your disclosure in this section and as appropriate throughout your filing to define “offline sales,” quantify the amount of GMV attributable to these sales, and describe how and where these transactions take place. Please also clarify if you receive fees for offline sales, and if the fees differ from those charged for on-platform sales.

Response:     The requested revisions have been made under “Prospectus Summary” and “Management’s Discussion and Analysis of Financial Condition – Key Operating and Financial Metrics – Gross Merchandise Value” to more clearly define “offline sales,” to quantify the amount of GMV attributable to offline sales, and to describe how and where these transactions take place. Further, disclosure has been added to clarify that the small number of sellers who report offline sales receive increased marketing exposure and/or slightly lower commission rates on both their on-platform and offline sales. The Registrant supplementally notes that offline sales are sales completed by a small number of sellers outside of the Registrant’s online marketplace and reported to

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the Registrant by these sellers in exchange for increased marketing exposure and/or slightly lower commission rates. Sales may be completed offline for a variety of reasons, including if a buyer views a product on the Registrant’s online marketplace and follows up with the seller over the phone or needs to see the item in person, resulting in the parties deciding to complete the transaction offline. The Registrant further notes that it began offering this program in 2018 to a small number of sellers whom the Registrant believed might have an interest in the program and where the volume of sales generated by the seller through the Registrant’s online marketplace was such that the Registrant thought the program might be mutually beneficial. The Registrant supplementally advises the Staff that it does not intend to add any new sellers to this program. As reflected in the Amended DRS, on-platform GMV accounted for 96% of GMV in each of 2019 and 2020, while offline sales accounted for 4% of GMV in each of 2019 and 2020.

3.

You note that in 2020 the average number of orders per Active Buyer was 2.2. Please disclose the percentage of your Active Buyers that make more than one purchase. To the extent this varies materially from year-to-year, please provide the information for comparable periods.

Response:     Disclosure has been added under “Prospectus Summary – Company Overview,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Company Overview,” and “Business – Company Overview” to disclose the percentage of the Registrant’s Active Buyers that made more than one purchase in 2018, 2019, and 2020 and to note that this percentage has generally been consistent from year to year.

Increasing Online Penetration, page 3

4.

Here and throughout your filing, you disclose that “[w]hile the COVID-19 pandemic has accelerated the shift to online sales in the personal luxury goods market, we believe the driving forces behind this shift were already well underway before the COVID-19 pandemic and are expected to remain.” Please amend your disclosure where you discuss these driving forces to clarify whether, as the pandemic evolves, you expect these drivers to continue to accelerate online sales growth at the same rate. In this regard, we note your disclosure on page 17 that “our growth rates are likely to experience increased volatility, and may decline, as the COVID-19 pandemic evolves.”

Response:     The Registrant respectfully submits that it does not have sufficient visibility to assess whether as the pandemic evolves, these drivers will continue to accelerate online sales growth at the same rate. In response to the Staff’s comment, the referenced disclosure has been deleted on page 3 and disclosure has been added under “Risk

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Factors - Our historical growth may not be indicative of our future growth and we expect our revenue growth rate to decline compared to prior years” to clarify that it expects its growth rates to experience volatility as the COVID-19 pandemic evolves, notwithstanding the increase in online transactions generally, including for luxury purchases. Disclosure has also been added under “Business – Our Market Opportunity – Increasing Online Penetration” and “ – Growth Strategies - Grow Our Marketplace Supply” to clarify that while the Registrant believes its business has been positively impacted to some extent by these trends, it cannot predict whether these trends will continue to impact online sales growth generally, or the growth of the Registrant’s business, at the same rate in the future as the pandemic evolves, including if and when the pandemic begins to subside, restrictions ease, and the risk and barriers associated with in-person transactions dissipate.

Our Growth Strategies, page 6

5.

You disclose that “[o]f our 3.5 million users as of December 31, 2020, we estimate that approximately 70% are U.S.-based and 30% are international, which represents less than 1% penetration of the population of both markets.” Please clarify whether “users” refers to buyers or sellers or both. In this regard, we note your disclosure on page 94 that “[a]s of December 31, 2020, 39% of the supply on our online marketplace comes from outside the United States, while only 19% of buyers are located internationally.”

Response:     In response to the Staff’s comment, disclosure has been added under “Prospectus Summary – Our Growth Strategies – Expand Our Buyer Base” and “Business – Our Growth Strategies – Expand Our Buyer Base” to clarify that users represent non-seller visitors who register on the 1stDibs website and are identified by a unique email address, and include both buyers and non-buyers. Disclosure has also been added in those sections to disclose that as of December 31, 2020, 19% of buyers are located internationally. Similar disclosure has also been added under “Prospectus Summary – Company Overview,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Company Overview,” and “Business – Company Overview.” The Registrant supplementally notes that as users represent the demand-side of its business, users do not include sellers, who provide the supply on its online marketplace.

Grow Our Marketplace Supply, page 7

6.

We note your reference here and throughout your filing to a seller survey conducted by you. Please revise here or elsewhere to provide context for the survey, including a discussion of the number of sellers you surveyed, the number that responded, and where you discuss certain conclusions about your market and sellers based on the

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survey, provide quantification of the number of sellers that responded in a way that supports your statements. As a related matter, please provide similar disclosure for the survey of your “buyer base,” discussed on page 88.

Response:     In response to the Staff’s comment, a new section under the caption “Internal Survey Data” has been added to follow the section entitled “Industry and Market Data” to more clearly identify each internal survey, the number of sellers and buyers surveyed, as applicable, the number of respondents to each survey, and the context of each survey. In addition, references to the Registrant’s internal surveys have been revised throughout to clarify that the conclusions drawn were based on respondents to such surveys.

Summary Consolidated Financial Data

Key Operating and Financial Metrics

Non-GAAP Financial Measures, page 15

7.	Please tell us how your non-GAAP measure adjusted EBITDA represents the “EBITDA” portion which is defined as earnings before interest, taxes, depreciation and amortization.

Response:     In response to the Staff’s comment, the Registrant has revised its disclosures on page 16 to clarify that other income (expense), net includes both interest income and interest expense, in addition to realized and unrealized gains and losses on foreign currency exchange.

Risk Factors

Risks Related to Our Business and Industry

“If we fail to generate a sufficient volume of listings of luxury design products . . .”, page 20

8.

We note your disclosure that “[r]evenue generated from new sellers may not be as high as the revenue generated historically from our existing sellers or as high as we expect.” To provide additional detail for investors regarding your business model and growth prospects, in an appropriate place in your filing, please disclose the portion of revenue generated from new sellers compared to existing sellers.

Response:     The Registrant has further reviewed the risk factor entitled “If we fail to generate a sufficient volume of listings of luxury design products…” and supplementally notes that the referenced language was not intended to indicate that the Registrant views its business model and growth prospects based on whether a seller is existing or new. Rather, the disclosure was intended to convey that investors should

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not rely on historical seller marketplace services revenue generally as an indicator of future revenue. The disclosure in the referenced risk factor has been revised to clarify the same. The Registrant supplementally notes that while it does not separately track seller behaviors (as it does not categorize its seller base by the duration of time during which the seller has used the platform), it has not observed any meaningful variations among seller cohorts.

“We rely, in part, on sellers to provide a positive experience to buyers.”, page 22

9.

We note your disclosure that “[i]n some situations, we may choose to reimburse buyers for their purchases to help avoid harm to our reputation, but we may not be able to recover the funds we expend for those reimbursements.” Please quantify these reimbursements for the periods presented, if material, and tell us whether and to what extent you recovered the funds expended, if applicable.

Response:     The Registrant acknowledges the Staff’s comment and upon further review of the risk factor, the Registrant respectfully notes that it believes the referenced disclosure did not sufficiently convey the intended concept, which was to note that in some cases, the Registrant, as part of the Registrant’s buyer protection program, may elect to reimburse buyers at its discretion if the buyer is dissatisfied with its experience. The impact to the Registrant of these reimbursements is included in the provision for transaction losses in the Registrant’s consolidated statements of operations. Accordingly, and upon further review, the Registrant believes this concept is more appropriately discussed in the risk factor regarding “ – Insufficient allowance for transaction losses could negatively impact our financial results.” The Registrant has revised the disclosure under “Risk Factors - We rely, in part, on sellers to provide a positive experience to buyers” to delete the referenced sentence and has added disclosure under “ – Insufficient allowance for transaction losses could negatively impact our financial results” to more clearly articulate the risk and to provide appropriate context therefor. Specifically, disclosure has been added to clarify that the Registrant’s allowance for transaction losses consists primarily of losses resulting from its buyer protection programs, including damages to products caused by shipping and transit, items that were not received or not as represented by the seller, and reimbursements to buyers at the Registrant’s discretion if they are dissatisfied with their experience, and that such allowance also includes bad debt expense associated with the Registrant’s accounts receivable balance. Conforming revisions have also been made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Components of Results of Operations – Provision for Transaction Losses” and on page F-18.

The Registrant supplementally advises the Staff that transaction loss expense associated with the buyer protection program was approximately $3.2 million and $3.4 million,

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or approximately 90% and 88%, of the total provision for transaction losses in 2019 and 2020, respectively, and bad debt expense associated with the Registrant’s accounts receivable balance was approximately $0.3 million and $0.4 million, or 10% and 12%, of the total provision for transaction losses in 2019 and 2020, respectively. The Registrant further confirms that the discretionary buyer reimbursement portion of the transaction loss expense associated with the buyer protection program was immaterial. Disclosure has been added under “Risk Factors – Insufficient allowance for transaction losses could negatively impact our financial results” to quantify the percentages that the buyer protection program accounted for with respect to the Registrant’s total provision for transaction losses in 2019 and 2020, and to note that discretionary buyer reimbursements, which are part of the buyer protection program, constituted a small portion thereof.

Risks Related to Tax and Accounting Matters

“Our ability to use our net operating loss carryforwards . . .”, page 46

10.

We note your disclosure that “[i]f we experience one or more ownership changes as a result of this offering or future transactions in our stock, then we may be limited in our ability to use our NOL carryforwards to offset our future taxable income, if any.” Please amend your disclosure to state whether you expect this offering to result in an “ownership change.”

Response:     The Registrant acknowledges the Staff’s comment and respectfully submits that at this time, it cannot assess whether the offering may result in an “ownership change” as the offering size has not yet been determined. The Registrant confirms that it will provide the requested disclosure at such time as the offering size information has been determined.

Risks Related to This Offering and Our Common Stock

“Our amended and restated charter that will be in effect upon the closing of this offering . . .”, page 53

11.

Please amend the disclosure in this section to alert investors to the exclusive forum provision in your by-laws. Further, please provide an amended charter stating that the exclusive forum provisions to not apply to Exchange Act claims, as disclosed in your filing, or tell us how you will inform future investors of the provision’s limited applicability.

Response:     In response to the Staff’s comment, additional disclosure has been added under “Risk Factors—Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the closing of this offering will

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designate the Court of Chancery …” to alert investors of the exclusive forum provision in the Registrant’s amended and restated bylaws. Further, the disclosure in the referenced risk factor and under “Description of Capital Stock – Choice of Forum” has been revised to clarify that the exclusive forum provision will not apply to Exchange Act claims, as such claims are subject to the exclusive jurisdiction of the federal courts. As such exclusive jurisdiction is a matter of law and thus automatically applicable to the Registrant, the Registrant does not plan to include a statement to this effect in its charter. However, the Registrant respectfully confirms it intends to inform future investors of the provision’s limited applicability by including similar disclosures in its SEC filings in the future, including in its periodic reports and proxy statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Company Overview, page 64

12.	Please briefly describe how you calculate the value of your seller stock.

Response: The requested disclosure has been added under “Prospectus Summary – Company Overview,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Company Overview,” and “Business – Company Overview” to note that the Registrant’s seller stock value is the sum of the stock value of all available products listed on its online marketplace and that an individual listing’s stock value is calculated as the item’s current price multiplied by its quantity available for sale. The Registrant supplementally notes that products with the quantity available for sale listed as “unlimited” are counted as “1” in its calculations.

Our Business Model, page 65

13.

We note your disclosures throughout the filing that the Trade 1st program is important to your business and growth prospects, and that you intend to use the program to cultivate interior designer retention. Please enhance your disclosure about seller fees to describe the difference, if any, in fees you charge to participants in your Trade 1st program.

Response:     The Registrant respectfully notes that its Trade 1st program is a buyer-only program and offers certain commercial benefits to Trade 1st members who are a subset of our buyers. As disclosed in the Amended DRS, the Registrant offers interior designers, whom it also refers to as “trade buyers,” additional benefits such as trade-only personalized support, exclusive trade pricing, and buyer incentives through the Trade 1st program. Trade 1st members do not pay any fees to participate in the program. As the Trade 1st program is a buyer-only program, sellers do not participate in the program.

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Seller Marketplace Services, page 65

14.

We note your disclosure that “[o]ur sellers pay annual subscription fees to access our online marketplace, which allows them to promote and list their items and execute successful purchase transactions with buyers.” Please quantify the percentage of your revenue attributable to subscription fees, to the extent material. In this regard, we note that you use GMV to discuss the health of and growth opportunities for your business throughout your filing, but these subscriptions fees appear to provide revenue to you in addition to the marketplace transaction fees you receive from sellers that directly relate to your GMV.

Response:     In response to the Staff’s comment, disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Business Model – Subscription & Listing Fees” to disclose the percentage of net revenue attributable to subscription fees. Subscription fees accounted for 28% and 27% of our net revenue in 2019 and 2020, respectively.

The Registrant supplementally notes that it views GMV, rather than subscription fees, as the key metric to discuss the health and growth opportunities of its business. Commission and processing fee revenue accounted for 64% and 67% of net revenue in 2019 and 2020, respectively, representing the substantial majority of net revenue.

As the Registrant’s subscription fee rates are substantiated through sellers’ success in selling through its online marketplace, which is reflected by GMV growth, the Registrant views GMV as a key metric in evaluating the health and growth opportunities of its business. Disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Business Model – Subscription & Listing Fees” to clarify the same.

Key Operating and Financial Metrics, page 66

15.

Please tell us whether you consider average order value (AOV), discussed throughout your filing, to be a key business metric that you use to help evaluate your business, identify trends, formulate business plans, and make strategic decisions. If so, please discuss it here and indicate why the metric is useful to investors and how management uses the metric in managing or monitoring performance of the company. If not, please explain why you do not use this metric in evaluating your business.

Response:     The Registrant supplementally advises the Staff that it does not view or utilize AOV as a key business metric to help evaluate its business, identify trends, formulate business plans, or make strategic decisions. Specifically, while the

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Registrant has disclosed its AOV to enable investors to understand the nature of its business, it does not focus on AOV as a key metric in evaluating its business or to identify trends, formulate business plans, or make strategic decisions, given the Registrant’s priority to make unique, high-end design items across various price points through its online marketplace. Further, the Registrant notes that its AOV has been relatively constant over the past three years. In response to the Staff’s comment, disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Operating and Financial Metrics” and “Business – Company Overview” to clarify the foregoing.

Gross Merchandise Value, page 66

16.

You define GMV as the total dollar value from items sold by your sellers through you, and includes all sales reported to you by your sellers, whether transacted through your marketplace or reported as an offline sale. Please explain to us and disclose how sellers‘ offline sales represent items sold through you and how these sales are relevant to your business and platform. We note you refer to “on-platform GMV” as a subset of GMV that represents only sales placed or reported through your marketplace.

Response:     The Registrant respectfully refers the Staff to its response to Comment #2.

Key Factors Affecting Our Performance

Sourcing and Quality of our Highly-Curated Luxury Supply, page 67

17.

We note your disclosure that “one seller represented approximately 5% of GMV and no other sellers accounted for 1% or more of GMV for the year ended December 31, 2020.” Please amend your disclosure to clarify whether you expect that seller to continue to contribute significantly to your GMV, and the consequences to you if the seller does not continue to sell items through your service.

Response:     The requested disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Key Factors Affecting Our Performance Sourcing and Quality of Our Highly-Curated Luxury Supply” to clarify that the Registrant expects this seller’s contribution to GMV may decline over time as the Registrant brings on additional sellers across various verticals and geographies and that it does not believe it will be materially impacted in the event this seller elects not to continue to sell items through the Registrant’s online marketplace. The Registrant supplementally notes that it believes it is currently the primary sales channel for this seller and as such, the seller relies on the Registrant’s online marketplace to generate many of its sales leads.

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Sourcing and Quality of our Highly-Curated Luxury Supply, page 67

18.

In the chart on page 68, you disclose the average retention rate for your 2015-2019 cohorts, which increases from 100% in the first year. We also note your disclosure that “[i]n 2020, we retained 36% of the 2019 on-platform GMV from buyers acquired in 2019.” Therefore, it appears that your 2019 cohort differs significantly from the average cohort data presented in the chart. Please revise your cohort disclosure to provide retention rates for each cohort individually for the periods presented in your filing. Alternatively, please explain why the 2019 cohort retention rate deviates substantially from the average retention rate presented in the graphic, whether retention rates for other cohorts similarly deviate, and why you believe the average retention rate provides investors with information necessary to understand the retention rate and its overall impact on your business.

Response:     The Registrant respectfully submits that the average retention chart referenced above depicts GMV retention for seller cohorts and therefore is distinct from, and should not be compared with, the 36% retention rate which relates to on-platform GMV from buyers. The Registrant further notes that it believes it is meaningful to show retention metrics for both sellers and buyers for the following reasons:

•

Dollar-based GMV Retention – Sellers: As disclosed, an upward trend in this retention rate indicates that sellers are generating higher sales in subsequent cohort years. The Registrant believes this in turn is an indicator of the health of its seller base, especially as it pertains to the Registrant’s ability provide value to sellers and to retain sellers.

•

GMV Retention – Buyers: As disclosed, the Registrant believes that buyer GMV retention metrics allow it to understand how much GMV is coming from existing cohorts of buyers. This in turn is important to understanding buyer unit economics, as retention of existing buyer GMV impacts buyer LTV and the ability to spend efficiently on performance-based marketing activities.

Buyer Acquisition Costs and Lifetime Value, page 70

19.	Please briefly define “retention marketing costs.”

Response:     Disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Factors Affecting Our Performance – Buyer Acquisition Costs and Lifetime Value” to define retention marketing costs.

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20.

We note your use of the 2017 cohort to illustrate the efficiency of our buyer acquisitions. We also note your disclosure that “[o]ur increasing LTV to BAC ratio demonstrates that we establish long-lasting relationships with our buyer cohorts and drive increasing value over time.” To provide investors with context regarding how your LTV to BAC ratio is “increasing,” amend your disclosure to provide LTV to BAC data for other recent cohorts.

Response:     The Registrant respectfully notes that the chart on page 73 depicts the increasing value for the Registrant’s LTV/BAC ratio for each year in the 2017 cohort’s life. The Registrant respectfully submits that it chose to depict the 2017 cohort for the following reasons:

•

The Registrant’s buyer purchase cycle is longer than many e-commerce businesses as the Registrant sells predominantly high-priced, high-consideration items that do not lend themselves to rapid repeat purchases.

•

The Registrant believes the 2017 cohort presents more meaningful data as it shows three years of purchases, which is more appropriate for the longer purchase cycle that is typical of the products offered on the Registrant’s online marketplace, and more appropriately reflects the return on investment of the Registrant’s acquisition investment.

•

Accordingly, the Registrant believes it would be more meaningful to investors to utilize a cohort that would reflect a balance between: (a) allowing the Registrant to capture value from buyers over a period of time commensurate with, and representative of, its longer buyer purchase cycle; and (b) maintaining relevance by representing a recent cohort.

In response to the Staff’s comment, disclosure has been added on under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Factors Affecting Our Performance – Buyer Acquisition Costs and Lifetime Value” to clarify the rationale for the presentation of the 2017 cohort data.

21.

Please explain the reasons for the substantial growth in new active buyers from the third quarter of 2020 to the fourth quarter of 2020, to the extent possible. Please also explain whether you believe the spike is due to unique circumstances during this time period or is representative of a material trend in new active buyers.

Response:     The Registrant supplementally notes that it believes the growth in new Active Buyers from the third quarter of 2020 to the fourth quarter of 2020 was due to

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the fourth quarter generally being a stronger quarter seasonally, combined with an increased investment in holiday marketing and cross-channel marketing campaigns. The Registrant respectfully submits that it does not believe this growth rate was attributable to any unique circumstances and that it cannot predict whether this accelerated growth rate in new Active Buyers is representative of a material trend. Additional disclosure has been added under “Risk Factors – Our growth rate depends on our ability to attract and maintain an active community of buyers and sellers” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Operating and Financial Metrics – Active Buyers” to clarify that the Registrant’s historical growth rates for Active Buyers may not be indicative of future growth rates in new Active Buyers.

Diversify Product Verticals , page 71

22.

We note your disclosure that “[h]istorically, our largest vertical by GMV has been antique and vintage furniture,” and that “[w]e expect antique and vintage furniture to account for less than 50% of on-platform GMV for the foreseeable future.” Please clarify whether the historic percentage of GMV attributable to antique and vintage furniture has been less than 50%, and if not, why you do not expect this trend to continue for the foreseeable future.

Response:     In response to the Staff’s comment, disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Factors Affecting Our Performance – Diversify Product Verticals” to note that antique and vintage furniture comprised less than 50% of the Registrant’s on-platform GMV in the fourth quarter of 2020 and that it expects this vertical to account for less than 50% of on-platform GMV for the foreseeable future as the Registrant is investing significantly in our new and custom furniture, jewelry, and art verticals and anticipates that these verticals will account for an increasing percentage of on-platform GMV for the foreseeable future. The Registrant further notes that 62% of its seller base as of December 31, 2020 was comprised of non-antique and vintage furniture sellers.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

23.

You state revenue is recorded either gross or net of costs associated with the transaction. Based on the description in the filing of your business model, it appears you arrange as an agent for goods or services to be provided by sellers to buyers participating in your marketplace for which revenue would be recognized on a net basis. Please provide us with examples of transactions in which you recognize revenue on a gross basis and your reasoning why such treatment is appropriate.

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Response:     The Registrant respectfully advises the Staff that the intent of this disclosure was to provide readers of the financial statements with its principal versus agent accounting policy.

As disclosed in the Amended DRS, the Registrant earns revenue from commissions and processing fees by arranging for goods or services to be provided by sellers to buyers participating in its online marketplace. The Registrant is an agent in all of these transactions and recognizes revenue on a net basis.

In response to the Staff’s comment, the disclosures on pages 86 and F-15 have been revised to remove the following sentence “Based on the Company’s evaluation of these factors, revenue is recorded either gross or net of costs associated with the transaction.”

24.

You disclose you record discounts provided to the end buyer in selling and marketing expense since the discounts are not related directly to your revenue source. It appears the discount would not be incurred by you without your revenue source represented by the sale transaction by your customer (the seller). It also appears the end buyer benefits from the marketplace service you provide to your customer. In view of the preceding, please explain to us your consideration of ASC 606-10-32-25 through 27 with regard to your treatment.

Response:     The Registrant respectfully advises the Staff that these promotional discounts and incentives included within sales and marketing expenses consist of three categories: (1) promotional discounts; (2) free shipping; and (3) rebates as part of its Trade 1st program.

The Registrant applied the principles of ASC 606 under which each promotional discount or incentive is evaluated to assess whether it should be considered a payment made to a customer and, therefore, be recognized as a reduction of revenue in consideration of ASC 606-10-32-25 through 27, or a promotional activity to be included within sales and marketing expenses.

The Registrant has determined that its customers under ASC 606 are sellers on the 1stDibs marketplace since sellers pay for the use of the platform to sell their products. End buyers are not the Registrant’s customers because access to the 1stDibs marketplace is free for end buyers and the Registrant does not have any performance obligations with respect to end buyers; therefore, the end buyers do not obtain an output of the Registrant’s ordinary activities in exchange for consideration in accordance with ASC 606-10-15-3. Further, promotional discounts and incentives extended to end buyers are not a promise made either explicitly or implicitly with the Registrant’s

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sellers. Lastly, end buyers on the 1stDibs marketplace are not the Registrant’s customer’s customer in the distribution chain because end buyers do not purchase the service that the Registrant provides to the sellers, the Registrant’s customers. Payments are not made to the sellers or on behalf of the sellers as these promotional discounts and incentives to the end buyers are used as a marketing acquisition channel.

The aggregate amount of promotional discounts and incentives was $3.4 million and $2.9 million for the years ended December 31, 2019 and 2020, respectively, and represented approximately 5% and 3% of net revenue for each year. Specific details on the types of promotional discounts and incentives are included below.

Promotional Discounts:

The Registrant offers percentage-based discounts that reduce the final item price that the buyer pays on a purchase through the 1stDibs online marketplace. These discounts are not offered to end buyers broadly, but rather individual end buyers that are targeted at the Registrant’s discretion. Discounts are provided to the targeted group of individuals via a discount code within an email and are offered on an ad-hoc basis at the Registrant’s discretion. The seller is not made aware of the discount provided to the end buyer by the Registrant. Promotional discounts were approximately $1.4 million and $0.9 million for the years ended December 31, 2019 and 2020, respectively, and represented 2% and 1% of net revenue for each year.

Free Shipping

The Registrant may offer certain end buyers free shipping for purchases made through the 1stDibs marketplace. The application of the free shipping does not give rise to any obligations beyond the Registrant’s normal course of business. Additionally, the amount remitted to the seller does not include the amount paid for shipping and, therefore, there is no commercial impact of these discounts in relation to the revenue contract entered into with the seller. Free shipping promotions were approximately $0.7 million and $0.9 million for the years ended December 31, 2019 and 2020, respectively, and represented 1% of net revenue for each year.

Trade 1st Rebates

End buyers who meet certain eligibility criteria may participate in the Registrant’s Trade 1st program. This program is offered to this subset of buyers through an application process. This program allows for this subset of end buyers to earn rebates on purchases from a subset of specific verticals, namely furniture and art, through the 1stDibs marketplace. These amounts are provided in the form of gift cards (e.g. Visa gift cards) and are nominal in value. The seller is not made aware of the rebate provided to the end buyer by the Registrant. Such rebates were approximately $1.3 million and $1.1 million for the years ended December 31, 2019

U.S. Securities & Exchange Commission

and 2020, respectively, and represented 2% and 1% of net revenue for each year. The Registrant respectfully refers the Staff to its response to comment #13 for additional discussion on the Trade 1st program.

The Registrant does not currently plan to substantially increase, as a percentage of net revenue, its use of promotional discounts and incentives for buyer acquisition and retention in future periods.

Therefore, the Registrant has concluded that promotional discounts and incentives made to end buyers are not within the scope of ASC 606-10-32-25 through 27 and are to be included within sales and marketing expenses.

25.

You disclose here listing fees are recognized when the listing is publicly posted. In “Critical Accounting Policies and Estimates,” you disclose the listing fee is recognized ratably over time when the listing is publicly posted. Please clarify in the note: (i) when the listing fee is received; and (ii) whether the listing fee is recognized ratably and if so, the time period over which recognized and the basis for that period.

Response:     The Registrant respectfully advises the Staff that the Registrant acknowledges the inconsistency in these disclosures and has conformed page F-16 to the disclosure in the “Critical Accounting Policies and Estimates” to reflect that the listing fee is recognized ratably over time when the listing is publicly posted on the 1stDibs marketplace. The duration of benefit for sellers from these listing promotion services is generally one week or less. Revenue earned for listing fees were approximately 4% and 3% of net revenue for the years ended December 31, 2019 and 2020, respectively.

U.S. Securities & Exchange Commission

*****

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Amended DRS, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	David S. Rosenblatt
Tu Nguyen
Ronald A. Fleming
Stephen M. Davis Edwin M. O’Connor Erica D. Kassman